Exhibit 99.1
November 16, 2023

Dear Shareholder,

You are cordially invited to attend the 2023 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Ltd. (“Allot” or the “Company”), to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on December 13, 2023, at 2:30 p.m. Israel time.

At the Annual Meeting, the Company’s shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors unanimously recommends that you vote “FOR” each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card, or vote through the Israel Securities Authority’s electronic voting system.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Annual Meeting.

Sincerely, /s/ David Reis David Reis Chairman of the Board of Directors

ALLOT LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the 2023 Annual Meeting (the “Annual Meeting”) of shareholders of Allot Ltd. (“Allot” or the “Company”) will be held on December 13, 2023, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

The Annual Meeting is being called for the following purposes:

1.
To approve an amendment to the Company’s Articles of Association, effective immediately upon the approval of this Proposal 1, to provide for the elimination of the different classes of members of the Board of Directors of the Company (the “Board”), so that after completion of their current term, the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors (as defined in the Israel Companies Law, 5759-1999, as amended (the “Israel Companies Law”)), who shall continue to serve for fixed three-year terms in accordance with the Israel Companies Law shall be one year.

2.
To elect David Reis as a Class II director and Chairman of the Board, to serve until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2024 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
To reelect Raffi Kesten as a Class II director, to serve until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2024 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.	Subject to the approval of Proposal 2, to approve the compensation payable to David Reis.

5.	To approve an amendment to our 2016 Incentive Compensation Plan.

6.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	To report on the business of the Company for the fiscal year ended December 31, 2022, including a review of the fiscal 2022 financial statements.

8.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Only shareholders of record at the close of business on November 13, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual meeting of Shareholders (the “Notice”), and is being mailed on or about November 17, 2023 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.allot.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by our transfer agent, American Stock Transfer & Trust Company of New York, New York, or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority’s electronic voting system must be completed no later than six hours before the time fixed for the Annual Meeting (see Q&A under “About the Annual Meeting” for further information). Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s General Counsel at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, or by facsimile to +972-9-744-3626, no later than December 3, 2023. Any position statement received will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC. Detailed proxy voting instructions are provided in the proxy statement as well as on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet in accordance with the instructions on your proxy card, or vote through the Israel Securities Authority’s electronic voting system.

By Order of the Board of Directors, /s/ David Reis David Reis Chairman of the Board of Directors

Hod Hasharon, Israel
November 16, 2023

- ii -

ALLOT LTD.
22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200

PROXY STATEMENT
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:           When and where is the 2023 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on December 13, 2023, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on November 13, 2023, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card (if you are a shareholder of record) or your voting instruction card (if you are a “street name” beneficial owner) and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

If you hold shares through a member of the Tel-Aviv Stock Exchange, you may vote through the Israel Securities Authority’s electronic voting system. The Israel Securities Authority has set up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Following a registration process, you will be able to vote your shares through such system no later than six hours before the time fixed for the Annual Meeting. Please note that the Israel Securities Authority has advised that shareholders voting from abroad via the Israel Securities Authority’s MAGNA online platform may experience temporary technical difficulties and that such shareholders are welcome to contact the Israel Securities Authority’s MAGNA support line at +972-077-223-8333 for further assistance or vote via the alternative voting methods described herein.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in “street name,” you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or other nominee, which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israel Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:           Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:           If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you submit another vote at the Annual Meeting).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Ziv Leitman and Rael Kolevsohn, or either of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on December 12, 2023, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy card but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the Annual Meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Proposal 1 (approval of an amendment to our Articles of Association) requires that securities representing at least two-thirds of the voting securities of the Company then outstanding be voted “FOR” the adoption of the proposal.

Each of Proposals 2 (election of David Reis as a director), 3 (reelection of Raffi Kesten as a director), 4 (approval of the compensation package payable to David Reis), 5 (approval of an amendment to our 2016 Incentive Compensation Plan), and 6 (reappointment of independent registered public accounting firm) requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Q:          How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the approval of an amendment to the Company’s Articles of Association, effective immediately upon the approval of Proposal 1, to provide for the elimination of the different classes of members of the Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to one year.

2.
“FOR” the election of David Reis as a Class II director and Chairman of the Board of Directors of the Company (the “Board”), to serve until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2024 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

3.
“FOR” the reelection of Raffi Kesten as a Class II director, to serve until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2024 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law.

4.	“FOR” the approval of the compensation package payable to David Reis.

5.	“FOR” the approval of an amendment to our 2016 Incentive Compensation Plan.

6.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

7.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:           Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:
The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 38,255,961 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the Record Date, by each person whom we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares Beneficially Owned
Lynrock Lake Partners LLC (2)	8,768,666	22.9%
Outerbridge Master Fund LP (3)	2,735,112	7.1%
Clal Insurance Enterprises Holdings Ltd. (4)	2,749,041	7.2%

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from the Record Date through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 38,255,961 ordinary shares outstanding as of the Record Date.

(2)
Based on a Schedule 13D/A filed on November 15, 2022, Lynrock Lake LP, Lynrock Lake Partners LLC and Cynthia L. Paul reported that each had sole voting and dispositive power over 8,768,666 ordinary shares. This amount does not include any ordinary shares issuable upon conversion of a senior unsecured convertible promissory note, issued to Lynrock Lake Master Fund LP (“Lynrock Lake Master”) in February 2022 in an aggregate principal amount of $40 million, which is subject to a beneficial ownership limitation of 19.99% of the ordinary shares outstanding immediately after any such conversion (which percentage may be decreased upon notice by Lynrock Lake Master or increased to 24.99% upon 61 days’ notice by Lynrock Lake Master). Lynrock Lake LP (the “Investment Manager”) is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over our securities held by Lynrock Lake Master. Cynthia L. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over our securities held by Lynrock Lake Master. The address of the reporting persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(3)
Based on a Schedule 13D/A filed on May 12, 2022, Outerbridge Capital Management, LLC, Outerbridge Master Fund LP, Outerbridge GP, LLC and Rory Wallace reported that they had shared voting and dispositive power over 2,735,112 ordinary shares. The address of Outerbridge Capital Management, LLC, Outerbridge GP, LLC and Rory Wallace is 767 Third Avenue, 11th Floor, New York, New York 10017. The address of Outerbridge Master Fund LP is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(4)
Based on a Schedule 13G/A filed on February 10, 2022, Clal Insurance Enterprises Holdings Ltd. (“Clal”) had shared voting and dispositive power over 2,749,041 of our shares. All of these shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal. The address of Clal is 36 Raoul Wallenberg Street, Tel Aviv 37070, Israel.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the Record Date, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of the Record Date, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors and Director Nominees
David Reis	0	0%
Raffi Kesten	*	*
Nadav Zohar	*	*
Cynthia L. Paul(2)	8,775,332	22.9%
Itzhak Danziger#	*	*
Yigal Jacoby##	419,014	1.1%
Manuel Echanove	*	*
Efrat Makov	*	*
Steven D. Levy	*	*
Executive Officers
Erez Antebi	446,666	1.1%
Ziv Leitman	*	*
Rael Kolevsohn	*	*
Keren Rubanenko	*	*
Assaf Eyal	*	*
Vered Zur	*	*
Mark Shteiman	*	*
Sarah Warshavsky Oberman	*	*
Noam Lila	*	*
All directors, director nominees and executive officers as a group	10,237,755	26.7%

* Represents less than one percent of the outstanding ordinary shares.

# Outgoing director as of the Annual meeting.

## Outgoing director as of December 31, 2023.

(1)  As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the Record Date through the exercise of any option or vesting of any restricted stock unit (“RSU”). Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or RSUs that will become vested within 60 days, are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 38,255,961 ordinary shares outstanding as of the Record Date pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

As of the Record Date, there were, in the aggregate, 2,609,701 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 413,995 ordinary shares, of which our directors and executive officers held, in the aggregate,1,202,241 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 360,000 ordinary shares. The options (excluding RSUs) held by our directors and executive officers have a weighted average exercise price of $5.11 per share and have expiration dates until 2025. Furthermore, 413,362 ordinary shares remained reserved for future grants under the Plan (as defined below). Taking into account the grants proposed pursuant to Proposal 4, the number of ordinary shares remaining reserved for future grants under the Plan, as of the Record Date, is equal to 233,362 ordinary shares.

(2)  See “Security Ownership of Certain Beneficial Owners and Management” above and note 2 to the table contained therein.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the total compensation earned during 2022 by our five most highly-compensated office holders (as defined in the Israel Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table” of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 28, 2023, a copy of which is available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the election of David Reis under Proposal 2 and the reelection of Raffi Kesten as a director under Proposal 3, our Board will consist of eight directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2022, each director (with the exception of Mr. Reis, who was appointed as an interim director in September 2023) attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of each committee of the Board on which he or she serves. Since his appointment in September 2023, Mr. Reis attended in excess of 75% of all Board meetings and in excess of 75% of the meetings of the committee of the Board on which he serves.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires. See Proposal 1 for a proposed change to our Articles of Association in this respect.

If elected, our Class II director nominee, David Reis, and if reelected, our other Class II director nominee, Raffi Kesten, will hold office until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2024 annual meeting of shareholders). Itzhak Danziger, currently a Class II director, is not seeking reelection and his term will expire at the Annual Meeting. Our current Class III director, Manuel Echanove, will hold office until the 2024 annual meeting of shareholders. Our other current Class III director, Yigal Jacoby, announced his resignation as a director of the Company effective as of December 31, 2023 and, accordingly, he will hold office until such date. Our current Class I directors, Nadav Zohar and Cynthia Paul, will hold office until the 2025 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2024 annual meeting of shareholders). In addition, we have two Outside Directors serving for fixed three-year periods in accordance with the Israel Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the listing standards of The Nasdaq Stock Market and satisfy the requirements for an Outside Director under the Israel Companies Law.

Biographical information concerning each of our director nominees – David Reiss and Raffi Kesten – and of each of the other current directors (who are not nominated for reelection at the Annual Meeting, other than Itzhak Danziger, who is not seeking reelection to the Board), is provided below.

Nominee for Election to the Board as a Class II Director to Serve until the 2026 Annual General Meeting of Shareholders (or, if Proposal 1 is Approved, to Serve Until the 2024 Annual General Meeting of Shareholders)

David Reis, age 62, has served as an interim director and Chairman of our Board since September 2023. Mr. Reis has served as a director of Stratasys Ltd. (NASDAQ: SSYS) (“Stratasys”) since June 2013. During his tenure with Stratasys, he also served as vice chairman of the board of directors of Stratasys and as an executive director. Since 2017, Mr. Reis has served as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Seed X Inc. (since 2020) and a director at Scodix Ltd (since 2021). He also served as a director of Objet Ltd. from 2003 until the closing of the Stratasys-Objet merger and as the Chief Executive Officer of Stratasys from March 2009 until July 2016 (and, prior to the Stratasys-Objet merger, as Chief Executive Officer of Objet). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision, a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Mr. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Nominee for Reelection to the Board as a Class II Director to Serve until the 2026 Annual General Meeting of Shareholders (or, if Proposal 1 is Approved, to Serve Until the 2024 Annual General Meeting of Shareholders)

Raffi Kesten, age 70, has served as a director since May 2022. Mr. Kesten served as Chief Business Officer of Radware Ltd. (NASDAQ: RDWR) since June 2019 until February 2022, leading all customer-facing functions worldwide as well as international sales, professional services, sales engineering and business development, and international sales. Mr. Kesten has over 30 years of experience in leadership roles at various technology companies, including Intel ,Vice President of HP Indigo Division, a division of HP Inc., between 1991 and 1995, as a Chief Operating Officer and General Manager of Cisco Videoscape (formerly NDS Group – Prior acquisition) from 1996 to 2015, as Vice President Video and General Manager Israel of Cisco Videoscape from 2012 to 2015, as Silicon Process Engineer of Intel Corporation from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

Class I Directors Whose Terms Continue Until the 2025 Annual General Meeting of Shareholders (or, if Proposal 1 is Approved, to Serve Until the 2024 Annual General Meeting of Shareholders)

Nadav Zohar, age 57, has served as an interim director since February 2017 and as a director since April 2017. Mr. Zohar has held the position of Chairman of the LRC Group since 2018. Mr. Zohar served as the head of Business Development of Gett, an “on demand” transportation service provider from March 2015 and October 2018. Prior to joining Gett, Mr. Zohar served as Chief Operating Officer of Delek Global Real Estate PLC, a real estate services firm offering design, construction, engineering, wealth and asset management, property management, and other services, between 2006 and 2009 and held several executive positions with Morgan Stanley, a multinational investment bank and financial services company, between 2001 and 2006, the last of which was Executive Director, Financial Sponsors Group. Prior to joining Morgan Stanley, Mr. Zohar served in executive roles at Lehman Brothers, a global financial services firm, between 1997 and 2001. Mr. Zohar serves as a board member of Matomy Media Group Ltd. (London Stock Exchange: MTMY), a digital performance-based advertising company. Mr. Zohar holds a Masters in Finance (graduated with Merit) from the London Business School and a LLB in Law (graduated with honors) from the University of Reading.

Cynthia L. Paul, age 51, is Chief Investment Officer and Chief Executive Officer of Lynrock Lake LP, an investment management firm she founded in 2018. Ms. Paul invests across the full capital structure of public and private companies, employing a long-term, fundamentally-driven, value-oriented investment strategy, with a focus on the technology industry. From 2018 until 2021, Ms. Paul served as a board member, chairperson of the Nomination and Corporate Governance Committee, a member of the Audit Committee, and a member of the Compensation Committee of DSP Group, Inc., a NASDAQ-listed semiconductor company. From 2002 to 2017, Ms. Paul was a portfolio manager at Soros Fund Management LLC (“SFM”), where she managed a portfolio across corporate credit, convertible and equity securities. Ms. Paul served as Chairperson of the Board of Directors of Conexant Systems, LLC, a semiconductor company, from 2013 until 2017. Ms. Paul joined SFM in 2000 and served as a SFM representative for the Council on Foreign Relations and on SFM’s Investment Committee. Prior to joining SFM, she worked at The Palladin Group in 1999 and at JP Morgan from 1994 to 1999, most recently as Head of Convertible Research. Ms. Paul graduated from Princeton University in 1994 with an Independent Major in Statistics and Operations Research, a Certificate from the Princeton School of Public and International Affairs, and a Certificate in Engineering Management Systems. Ms. Paul is an advisory board member and former board member of AlphaSense Inc., a SaaS company providing intelligent search to enterprise customers.

As noted above under “Security Ownership of Certain Beneficial Owners and Management,” based on a Schedule 13D/A filed on November 15, 2022, Ms. Paul reported that she had sole voting and dispositive power over 8,768,585 ordinary shares (as did each of the Investment Manager and Lynrock Lake Partners LLC). This amount does not include any ordinary shares issuable upon conversion of a senior unsecured convertible promissory note, issued to Lynrock Lake Master in February 2022 in an aggregate principal amount of $40 million, which is subject to a beneficial ownership limitation of 19.99% of the ordinary shares outstanding immediately after any such conversion (which percentage may be decreased upon notice by Lynrock Lake Master or increased to 24.99% upon 61 days’ notice by Lynrock Lake Master). The Investment Manager is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over our securities held by Lynrock Lake Master. Cynthia L. Paul is the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, and may be deemed to exercise voting and investment power over our securities held by Lynrock Lake Master.

Class III Director Whose Term Continues Until December 31, 2023

Yigal Jacoby, age 60, served as Chairman of our Board between November 2016 and September 2023 and will continue to serve as a director until December 31, 2023. Mr. Jacoby co-founded our company in 1996, served as our Chief Executive Officer until 2006 and as a Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, a network hardware vendor, where he served as the General Manager of its Network Management Division. From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and a M.Sc. in Computer Science from University of Southern California.

Class III Director Whose Term Continues Until the 2024 Annual General Meeting of Shareholders

 Manuel Echanove, age 56, has served as a director since July 2017. Prior to his appointment Mr. Echanove served in various management positions with the Telefonica group, a multinational telecommunications company, between 1996 and 2012. During his tenure at Telefonica, Mr. Echanove held various senior management positions as Commercial General Manager, General Director of Business Development and General Director of Multimedia and Brand Business. He also served as General Manager in the Corporate Strategy area of Telefónica S.A. before leaving Telefonica in 2012. Prior to joining Telefonica, Mr. Echanove served in sales and marketing management positions at France Telecom, British Telecom, each a multinational telecommunications company, and Data General, a minicomputer firm. Mr. Echanove is currently the CEO of Wetania Consulting S.L., a management consulting company, which he founded in 2013. Mr. Echanove has an Economics and Business Administration degree from the Universidad Pontificia de Comillas.

Outside Director Whose Term Continues Until the 2024 Annual General Meeting of Shareholders

Efrat Makov, age 55, has served as the lead independent director on our Board since 2021. She has served as a director of Ceragon Networks Ltd since October 2022, iSPAC 1 Ltd. (TASE: ISPC) since July 2021 and B Communications Ltd. (TASE: BCOM) since November 2019. Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT), an emerging global ophthalmic company, from April 2011 to July 2020. Ms. Makov served as a director of Kamada Ltd. (NASDAQ: KMDA), a plasma-derived biopharmaceutical company, from December 2018 to December 2019 and of Anchiano Therapeutics Ltd. (NASDAQ: ANCN) (now known as Chemomab Therapeutics Ltd. (NASDAQ: CMMB)), a clinical-stage biopharmaceutical company, from September 2018 to February 2020. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (now known as Ellomay Capital Ltd. (NYSE; TASE: ELLO)), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Outside Director Whose Term Continues Until the 2025 Annual General Meeting of Shareholders

Steven Levy, age 67, has served as an outside director since 2007. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers, a global financial services firm, from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers, an American investment bank, from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co., a global full-service brokerage and investment bank from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist, a California-based investment bank, from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since 2006 and currently serves as their Chairman and served as a director of Edison Properties, a privately held U.S. real estate company, since 2015. Mr. Levy previously served as a director of privately held GENBAND Inc., a U.S. provider of telecommunications equipment. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of eight members, all of whom, other than Cynthia L. Paul, will be independent under the listing standards of The Nasdaq Stock Market, as determined by our Board. In reaching that conclusion, our Board has determined that none of these directors or nominees (other than Ms. Paul) has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board determined that Ms. Paul is not independent under the listing standards of The Nasdaq Stock Market because of the senior unsecured convertible promissory note issued to Lynrock Lake Master Fund in February 2022 in an aggregate principal amount of $40 million and the potential that different interests may arise as a result of that relationship. None of our directors is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION TO
DECLASSIFY OUR BOARD

Background

We are proposing to amend our Articles of Association to eliminate the staggered nature of our Board. At the time of our initial public offering in 2006, the Company established a classified board structure because such structure offered certain advantages to the Company, such as providing continuity and stability, encouraging directors to employ a long-term perspective and ensuring that a majority of the Board will always have prior experience with the Company. While there are valid arguments in favor of a classified board structure, the Board believes that corporate governance standards have evolved and that annual elections of directors will enhance directors’ accountability to shareholders and will provide the Company’s shareholders with the opportunity to express their views on the performance of the entire Board on an annual basis. After careful consideration, the Board determined that it is appropriate and in the best interest of the Company and its shareholders to propose amendments to our Articles of Association to eliminate the classified structure of the Board.

Under our current Articles of Association, our directors (other than Outside Directors, whose appointments are required under the Israel Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the Outside Directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of that class of directors is for a term of office that expires as of the third annual general meeting following such election or reelection, such that each year the term of office of only one class of directors will expire.

We are proposing to amend and restate our Articles of Association to eliminate the different classes of members of our Board and to set the term of each director who is elected or reelected at or after the Annual Meeting (other than Outside Directors, who shall continue to serve in accordance with the Israel Companies Law) to be one year each, effective immediately. The then-current terms of all directors serving prior to the Annual Meeting shall continue until their completion.

Specifically, we propose to amend Article 39.3 of our Articles of Association in its entirety as follows (additions are underlined, deletions are struck through):

 ~~“39.3~~ Subject to the provisions of Articles 40 and 41~~, the members of the Board of Directors of the Company shall be elected by an Ordinary Resolution in a General Meeting, according to the following conditions~~:

39.2~~3~~.1
Commencing with the Company’s 2023 Annual General Meeting, the members of the Board of Directors of the Company, other than Outside Directors, shall be elected by an Ordinary Resolution in a General Meeting, and each such Director shall hold office until the next Annual General Meeting and until his or her successor shall be elected and qualified. ~~The Directors of the Company (other than the Outside Directors) shall be divided into three classes, designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The above-described term of office of the Class I Directors shall expire at the first Annual General Meeting ensuing next after the division into Classes; the above-described term of office of the Class II Directors shall expire at the second Annual General Meeting ensuing after the division into Classes; and the above-described term of office of the Class III Directors shall expire at the third Annual General Meeting ensuing after the division into Classes.~~

39.2~~3~~.2
Notwithstanding the foregoing Article 39.2.1, any Director, other than Outside Directors, elected prior to the Company’s 2023 Annual General Meeting shall hold office until the completion of his or her then-current term of office. ~~At each Annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain Class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2007 and forward (inclusive), each year the term of office of only one Class of Directors will expire. A Director shall hold office until the Annual General Meeting for the year in which his or her term expires and until his or her successor shall be elected and qualified, subject to Article 41 below.~~

~~39.3.3~~
~~Upon a change in the number of Directors, in accordance with the provisions of these Articles, any increase or decrease shall be apportioned among the Classes so as to maintain the number of Directors in each Class as nearly equal as possible. The removal of any Director, other than in accordance with Article 41 below, shall only be carried out by a Special Resolution.~~

~~39.3.4~~
~~Any change to this Article 39.3 shall only be carried out by a resolution of the shareholders of the Company, adopted by the holders of securities representing at least 2/3 (two thirds) of the voting securities of the Company then outstanding.~~”

Proposed Resolution

You are requested to adopt the following resolution:

“1.          RESOLVED, that the Company’s Articles of Association be amended and restated, as set forth in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of securities representing at least two-thirds of the voting securities of the Company is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

ELECTION OF DAVID REIS AS A CLASS II DIRECTOR AND CHAIRMAN OF THE
BOARD OF DIRECTORS

Background

David Reis is a nominee for election by the shareholders at the Annual Meeting. If elected at the Annual Meeting, he will serve as a Class II director until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2024 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Reis has advised the Company that he is willing to serve as a director if elected, that he has the qualifications and time required for the performance of his duties as a director and as Chairman of the Board, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning David Reis is set forth above.

Subject to the approval of this Proposal 2, upon his election, Mr. Reis will receive the cash and equity compensation described in Proposal 4.

Proposed Resolution

You are requested to adopt the following resolution:

“2.          RESOLVED, that David Reis be elected as a Class II director and Chairman of the Board, to serve until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2024 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

REELECTION OF RAFFI KESTEN AS A CLASS II DIRECTOR

Background

Raffi Kesten is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve as a Class II director until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, until the 2024 annual meeting of shareholders), and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israel Companies Law. Mr. Kesten has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Mr. Kesten is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“3.          RESOLVED, that Raffi Kesten be reelected as a Class II director, to serve until the 2026 annual meeting of shareholders (or, if Proposal 1 is approved, to serve until the 2024 annual meeting of shareholders), and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israel Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF THE COMPENSATION PACKAGE PAYABLE TO DAVID REIS, OUR
NEWLY-APPOINTED CHAIRMAN OF THE BOARD

Background

David Reis became our Chairman of the Board, effective as of September 27, 2023. The Company’s compensation and nomination committee recommended, and the Board approved, subject to the approval of our shareholders, that commencing as of September 27, 2023, the effective date of Mr. Reis’ appointment as the Chairman of the Board,  Mr. Reis be paid a monthly fee of NIS 38,000 + VAT (approximately $9,819), in addition to reimbursement of all reasonable business expenses.

In addition, the Company’s compensation and nomination committee recommended, and the Board approved, subject to the approval of our shareholders, that Mr. Reis be granted (i) an initial grant of 150,000 RSUs under the Plan, vesting over a period of three years subject to Mr. Reis being elected and continuing to serve as the Chairman of the Board over such period, with 1/12 of the RSUs vesting at the end of each three-month period from September 27, 2023, with the vesting of said RSUs accelerated upon certain mergers and acquisitions involving the Company and (ii) following the vesting in full of the initial grant, a subsequent grant of 30,000 RSUs with vesting terms similar those of the initial grant, provided that the vesting commencement date for the subsequent grant would be the date immediately following the vesting in full of the initial grant.

The Israel Companies Law requires that the foregoing compensation be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and have recommended that the proposed compensation be approved by the Company’s shareholders.

If the foregoing cash compensation is not approved by our shareholders at the Annual Meeting, Mr. Reis will receive the cash compensation approved by our shareholders at our annual meeting held on September 12, 2012 to be paid to our directors (other than our Outside Directors). Specifically, Mr. Reis would receive the same annual cash compensation as our other directors, which is equal to the minimum annual cash compensation specified from time to time in the Israel Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, currently equal to NIS 56,840 (approximately $14,687), linked to the Israeli consumer price index. In addition, he will receive a per-meeting attendance fee of NIS 3,750 (approximately $969), a fee of NIS 2,250 (approximately $581) for each meeting he attends telephonically or through similar means, and a fee of NIS 1,875 (approximately $484) for each written resolution of the Board executed by him.

In addition, if the foregoing equity compensation is not approved by our shareholders at the Annual Meeting, Mr. Reis will be entitled to receive the equity compensation approved by our shareholders at our annual meeting held on December 14, 2022 to be paid to our directors upon their initial election to the Board. Specifically, Mr. Reis would receive an initial grant of 30,000 RSUs under the Plan, vesting over a period of three years subject to Mr. Reis being elected and continuing to serve as a director over such period, with 1/12 of the RSUs vesting at the end of each three-month period from the date of their grant (which would be the date of the Annual Meeting), with the vesting of said RSUs accelerated upon certain mergers and acquisitions involving the Company.

Proposed Resolution

You are requested to adopt the following resolutions:

“4a.          RESOLVED, to approve the cash compensation payable to David Reis, as described in the Proxy Statement.”

“4b.          RESOLVED, to approve the equity compensation payable to David Reis, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTIONS.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTIONS.

PROPOSAL 5

APPROVAL OF AN AMENDMENT TO THE COMPANY’S 2016 INCENTIVE COMPENSATION PLAN

Background

On October 29, 2006, the Board adopted the Allot Ltd. 2006 Incentive Compensation Plan (the “2006 Plan”) which became effective immediately prior to the effective date of the Company’s initial public offering. Effective October 28, 2016, the Board amended and restated the 2006 Plan to extend the term of the 2006 Plan by ten years and to rename the 2006 Plan as the Allot Ltd. 2016 Incentive Compensation Plan (the “Plan”). The Plan will remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to the terms of the Plan, until all shares reserved for issuance under the Plan shall have been delivered, and any restrictions on such shares shall have lapsed, provided that in no event may an award under the Plan be granted on or after October 27, 2026.

The Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

The number of ordinary shares that we may issue under the Plan will increase on the first day of each fiscal year during the term of the Plan, in each case in an amount equal to the lesser of (i) 1,000,000 shares, (ii) 3.5% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. On November 9, 2023, the Board approved, subject to the approval of our shareholders, the amendment of the Plan with respect to the amount and timing of the annual increase in the number of ordinary shares that we may issue under the Plan. Specifically, the amendments increase the exact share number restriction alternative from 1,000,000 shares to 3,000,000 shares and, effective as of January 1, 2024, allow for additional increases during a given fiscal year on such date or dates as may be determined by the Board, provided that the aggregate amount of all increases during any fiscal year shall not exceed 3.5% of the Company’s outstanding ordinary shares as of the last day of the immediately preceding year. In its approval of the foregoing amendment to the Plan, the Board noted its determination to comply with Institutional Shareholder Services’ guidelines with respect to equity grants, and that, therefore, when approving equity grants under the Plan, the Company shall strive to ensure that the aggregate number of ordinary shares subject to outstanding grant awards and available for grant under the Plan at any one time does not exceed ten percent (10%) of the Company’s then-issued and outstanding ordinary shares.

Details with respect to the number of ordinary shares subject to outstanding equity awards and reserved for future issuance are stated above under the section entitled “Beneficial Ownership of Executive Officers and Directors” above.

Below are the specific changes we propose to make to the Plan, marked to show the proposed changes (the language proposed to be added is underlined, and the language proposed to be deleted is crossed out):

“4.1 Number of Shares Available for Grants.  The shares of stock subject to Awards granted under the Plan shall be Shares.  Such Shares subject to the Plan may be either authorized and unissued shares or previously issued shares acquired by the Company or any Subsidiary.  Subject to adjustment as provided in Section 4.2, the total number of Shares that may be delivered pursuant to Awards under the Plan shall be (x) 543,003 Shares, representing all Shares remaining available for issuance and not subject to outstanding awards under the Prior Option Plans on the Effective Date (as may be increased by no more than 3,001,204 Shares subject to outstanding awards under the Prior Option Plans on the Effective Date that are subsequently forfeited or terminate for any other reason before being exercised) ~~and~~, (y) an annual increase on the first day of each fiscal year during the term of the Plan, beginning January 1, 2017, in each case in an amount equal to the lesser of (i) 3,000,000 Shares, (ii) 3.5% of the outstanding Shares on the last day of the immediately preceding year, or (iii) an amount determined by the Board, and (z) effective January 1, 2024, in lieu of the increase specified in clause (y) above, an annual increase on the first day of each fiscal year, in each case in an amount equal to the lesser of (i) 3,000,000, (ii) 3.5% of the outstanding Shares on the last day of the immediately preceding year, or (iii) an amount determined by the Board; provided, however, that if the amount determined by the Board pursuant to this clause (z)(iii) is less than the amount calculated pursuant to clauses (z)(i)-(ii) above, there may be one or more additional increases during such fiscal year, on such date or dates as may be determined by the Board, provided that the aggregate amount of all increases during any fiscal year shall not exceed 3.5% of the outstanding Shares on the last day of the immediately preceding year.  If (a) any Shares are subject to an Option, SAR, or other Award which for any reason expires or is terminated or canceled without having been fully exercised or satisfied, or are subject to any Restricted Stock Award (including any Shares subject to a Participant’s Restricted Stock Award that are repurchased by the Company at the Participant’s cost), Restricted Stock Unit Award or other Award granted under the Plan which are forfeited, or (b) any Award based on Shares is settled for cash, expires or otherwise terminates without the issuance of such Shares, the Shares subject to such Award shall, to the extent of any such expiration, termination, cancellation, forfeiture or cash settlement, be available for delivery in connection with future Awards under the Plan.  Any Shares delivered under the Plan upon exercise or satisfaction of Substitute Awards shall not reduce the Shares available for delivery under the Plan.”

Proposed Resolution

You are requested to adopt the following resolution:

“5.          RESOLVED, to approve the amendment to the Company’s 2016 Incentive Compensation Plan as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2022. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2021	2022
	(in thousands of U.S. dollars)
Audit Fees (1)	416	445
Audit-Related Fees (2)	-	10
Tax Fees (3)	39	60
Other	50	30
Total	505	545

____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2021 and 2022, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

Proposed Resolution

You are requested to adopt the following resolution:

“6.          RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2022

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2022. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than November 23, 2023. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than November 30, 2023 in a press release or a Current Report on Form 6-K furnished to the SEC.

Shareholder Proposals for Annual General Meeting in 2024

We currently expect that the agenda for our annual general meeting to be held in 2024 (the “2024 Annual Meeting”) will include (1) the reelection of our Class III directors (and if Proposal 1 is approved, also the reelection of the Class II directors who are reelected or elected at the Annual Meeting); (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2023 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israel Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2024 Annual Meeting by submitting their proposals in writing to Allot Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the agenda for the 2024 Annual Meeting, our General Counsel must receive the written proposal not less than 90 calendar days prior to the anniversary of the Annual Meeting, i.e., no later than September 14, 2024; provided that if the date of the 2024 Annual Meeting is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2024 Annual Meeting and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2024 Annual Meeting is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than 10 days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2024 Annual Meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israel Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed as, a “pre-announcement notice” of the 2024 Annual Meeting in accordance with Rule 5C of the Israel Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2022 filed on Form 20-F with the SEC on March 28, 2023, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company’s reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors, /s/ David Reis David Reis Chairman of the Board of Directors

November 16, 2023